UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of July 2008

Commission File Number: 0-51212

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(Translation of registrant's name into English)

JET GOLD CORP.

Suite 507, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated July 14, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

Jet Gold Adds Area to Naskeena Coal Property

July 14, 2008 -  Robert L. Card, President, Jet Gold Corp. (TSX-V: JAU) (“Jet Gold” or the “Company”) is pleased to announce that the Company has applied to the British Columbia Department of Energy, Mines and Petroleum Resources for an additional coal license adjoining its present coal tenures.

This coal license is located adjacent to and on the southern boundary of the Company’s present coal licences which cover the Naskeena property.  The application, which must be reviewed and offered by the government, is for 1,500 hectares or approximately 3,750 acres.  It adds about 33% to the Company’s Naskeena property bringing the total area under licence or application to approximately 6,000 hectares (14,800 acres).  The Company’s geological consultant, Alex Burton, P.Eng. P.Geo., has recommended the additional area based on a review of the surface geology and coal cuttings found adjacent to an old drill hole.  This recommendation and promising early results from the 2008 drill program have prompted the application for additional ground by the Company.

The Company is presently engaged in its summer program of diamond drilling on the property and will have some drilling results to report in the near future.  Drilling is going well at this time and is focused on an apparent upper coal bearing section.  As well, the switch to larger 2.5” diameter core, versus the 1.75” diameter core used in 2007 is yielding better results with regard to more core recovery and less core grinding.  At this time it is observed that there may be up to three sedimentary regimes containing coal beds within the sedimentary suite and significant drilling will be required to report on them with regard to linkage or connectivity.

The Naskeena property is located near Terrace, British Columbia, Canada about 60km north of Terrace and is serviced by a two lane all weather paved highway.  Access to the Naskeena is exceptional due to this road and the proximity to the Port of Prince Rupert.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Eng. P.Geo., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corporation

604-687-7828

Robertcard@shaw.ca

www.jetgoldcorp.com

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.